ATCO
GROUP

Corporate Office



Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

April 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 Submission, Filed April 23, 2004
- Corporation's Press Release, Filed April 23, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34745





ANNOUNCEMENT

ATCO AND DIRECT ENERGY FINALIZE AGREEMENT FOR ENERGY SUPPLY BUSINESS

April 26, 2004, CALGARY, ALBERTA – ATCO Group and Direct Energy Marketing Limited (DEML) announced today that they have reached agreement to close the previously announced transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML on May 4, 2004.

ATCO Gas and ATCO Electric supply more than one million Alberta customers with regulated natural gas and electricity. Direct Energy Marketing Limited is a subsidiary of Centrica plc, a U.K.-based company with more than 45 million customer relationships worldwide.

ATCO Group and DEML have agreed to changes to the previously announced transaction including a revised purchase price of CDN $90 million, of which CDN $45 million is payable at closing with the remainder to be paid 12 months following closing and certain other changes. The changes resulted from subsequent legislative amendments and regulatory changes. The closing is expected on May 4, 2004 and remains subject to the fulfillment of standard closing conditions including the absence of any material adverse changes.

Following close of the transaction, Direct Energy Regulated Services, a business unit of DEML, will assume responsibility for supplying natural gas and electricity at regulated rates used by ATCO Gas and ATCO Electric's residential, farm and small business customers and for billing customers for their natural gas and electricity service. ATCO will issue final bills to customers in May. Starting June 1, customers will begin to receive their bills from DEML which will include the associated delivery charges from ATCO Gas and ATCO Electric.

ATCO Gas and ATCO Electric will continue to own and operate the natural gas and electricity distribution systems that are used to deliver energy and will continue to provide emergency response to more than 500 communities in Alberta. ATCO Group will now focus solely on the safe and reliable delivery of natural gas and electricity to Albertans just as they have done for nearly a century.

"Delivery is our core business," said Nancy Southern, Chief Executive Officer, ATCO Group. "ATCO Gas and ATCO Electric currently invest approximately $400 million annually for capital expenditures and will continue to build the infrastructure required in Alberta's rapidly expanding environment."

Cont'd ......

Executives of both companies emphasized that they are committed to a smooth transition for customers. DEML has entered into a 10-year contract with ATCO I-Tek to provide billing and call centre services for continued quality customer service.

"We are encouraged that the closing of this transaction will mean the delivery of long-awaited competition and increased energy choices to all Albertans," said Deryk King, Chairman and Chief Executive Officer, Direct Energy Marketing Limited. "We are committed to using our financial strength and experience of serving millions of customers worldwide to ensure Albertans continue to receive high quality customer service and enjoy the benefits of competition – more choice, innovation and better value."

"Direct Energy Marketing Limited is committed to doing business in Alberta and establishing long-term customer relationships built on trust and world-class customer service," added King. "For customers who value a greater ability to manage and control their energy costs, our competitive retailers, Direct Energy Preferred and Direct Energy Business Services, will bring Albertans innovative price structures, world-class customer service, and additional benefits."

About Direct Energy Marketing Limited
Direct Energy Marketing Limited is a wholly owned subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 45 million customer relationships worldwide. In 2000, Centrica entered the North American market by acquiring Direct Energy Marketing Limited, which will supply energy and other related services and products to almost 4 million Canadians, upon completion of the Alberta transaction. To find out more about Direct Energy Marketing Limited, visit www.directenergy.com.

About Canadian Utilities Limited and ATCO Ltd.
Canadian Utilities Limited, part of the ATCO Group of companies, is the parent company of ATCO Electric and ATCO Gas. ATCO is an Alberta-based group of companies with worldwide operations engaged in Power Generation; Utilities; Logistics and Energy Services; Industrials and Technologies. More information about ATCO Group can be found at www.atco.com.

– end –

For further information, please contact:

Siegfried Kiefer
Vice President, Information Technology
& Chief Information Officer
ATCO Group
(403) 292-7652

Paul Hagel
for Direct Energy Marketing Limited,
c/o Communications Incorporated
(403) 266-2000 Ext 235
Toll Free: 1-877-332-6092